Exhibit 1.3

November __, 2024

Energous Corporation

3590 North First Street, Suite 210 San Jose, CA 95134

Re: First Amendment to Selling Agency (Engagement) Agreement

Ladies and Gentlemen:

Reference is made to the Selling Agency Agreement, dated July 18, 2024 (the “Engagement Letter”), by and between Energous Corporation (the “Company”) and Digital Offering LLC (“DO” or the “Selling Agent”), relating to the planned primary offering under Regulation A of the Securities Act of 1933, as amended (the “Offering”), by and for the Company consisting of units of the Company’s common stock and warrants to purchase common stock.

The parties to the Engagement Letter desire to amend the Engagement Letter as follows:

1.	Amendments.

a.	Section 3 of the Engagement Letter is hereby deleted in its entirety and the following is hereby substituted in its stead:

3.              DO shall be entitled to aggregate placement fees as described below in this Section 3, which aggregate placement fees shall be apportioned between DO and allocated by DO to members of the selling group and soliciting dealers in their sole discretion:

DO shall be entitled to a placement fee of seven percent (7.00%) of the gross proceeds received by the Company in the Offering.

DO shall be entitled to a warrant fee consisting of share purchase warrants (the “Selling Agent’s Warrants”) covering a number of Securities equal to three percent (3.0%) of the total number of Securities sold in the Offering. The Selling Agent’s Warrants (and the warrants contained within the Selling Agent’s Warrants) will be exercisable upon issuance, as of the date of the Closing of the Offering and will expire five years after the date of commencement of sales in the Offering in accordance with FINRA Rule 5110(g)(8)(A). The Selling Agent’s Warrants will be exercisable at a price equal to 125% of the public offering price in connection with the Offering. The Selling Agent’s Warrants shall not be redeemable. The Company will register the Common Stock underlying the Selling Agent’s Warrants under the Act and will file all necessary undertakings in connection therewith. The Selling Agent’s Warrants (and the securities contained within or underlying the Selling Agent’s Warrants) may not be transferred, assigned or hypothecated for a period of six (6) months following the commencement of sales in the Offering in accordance with FINRA Rule 5110(e)(1), except that they may be assigned, in whole or in part, to any successor, officer, manager, registered representative or member of DO (or to officers, managers or members of any such successor or member), and to members of the syndicate or selling group. The Selling Agent’s Warrants may be exercised as to all or a lesser number of Securities will provide for cashless exercise. The Selling Agent’s Warrants shall further provide for adjustment in the number and price of such warrants (and the Common Stock underlying such warrants) in the event of a stock dividend, stock split or other reclassification of the Common Stock.

b.	Section 7 of the Engagement Letter is hereby deleted in its entirety and the following is hereby substituted in its stead:

7.              The Company agrees to pay an accountable due diligence fee of $25,000 to DO which shall be paid on the signing of this Agreement. This payment shall be reimbursed to the Company to the extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a). The Company shall be responsible for and pay all expenses relating to the Offering, including, without limitation, all filing fees and communication expenses relating to the qualification of the Securities to be sold in the Offering with the Commission and the filing of the offering materials with FINRA; if applicable all fees and expenses relating to the listing of such Securities on the OTCQB, OTCQX, Nasdaq market system, NYSE or NYSE American as the Company and DO together determine. Upon the execution of the engagement letter, the Company at its own expense will conduct background checks, by a background search firm acceptable to DO, for the Company’s senior management; all fees, expenses and disbursements relating to the registration or qualification of such Securities; the costs of all mailing and printing of the Offering documents (including the Offering Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Selected Dealers’ Agreement and Selling Agent’s Questionnaire), Offering Statements, Offering Circulars and all amendments, supplements and exhibits thereto and as many preliminary and final Offering Circulars as DO may reasonably deem necessary; the costs of preparing, printing and delivering certificates representing such Securities; fees and expenses of the transfer agent for such Securities; stock transfer taxes, if any, payable upon the transfer of securities from the Company to DO; the fees and expenses of the Company’s accountants and the fees and expenses of the Company’s legal counsel and other agents and representatives. Upon DO’s and the Company’s mutual agreement, the Company shall provide funds to pay all such fees, expenses and disbursements in advance. For the sake of clarity, it is understood and agreed that the Company shall be responsible for DO’s reasonable legal costs up to the amount of $85,000, of which $25,000 to be deposited with the signing of this Agreement directly to DO’s counsel (which counsel shall be subject to approval by the Company), if the Offering is consummated or if the Company terminates this Agreement or if DO terminates this Agreement as the result of the Company’s material breach of this Agreement, which breach is not cured within ten (10) days following written notice to the Company from DO of such breach up to a maximum of $85,000 of actual fees and expenses. The $25,000 payment shall be reimbursed to the Company to the extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a). The Company shall be solely responsible for work, fees, costs and expenses in connection with any required Blue Sky filings.

2.	Effect of Amendment. Except as amended as set forth above, the Engagement Letter shall continue in full force and effect.

3.	Modification. This Amendment may not be modified or amended except in writing duly executed by the parties hereto.

4.           Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, and will become effective and binding upon the parties at such time as all of the signatories hereto have signed a counterpart of this Amendment. All counterparts so executed shall constitute one Amendment binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the same counterpart. Each of the parties hereto shall sign a sufficient number of counterparts so that each party will receive a fully executed original of this Amendment.

Very truly yours,

Digital Offering, LLC

By:
Gordon McBean, CEO

Accepted as of the date first above written:

Energous Corporation

By:
Name:
Title: Chief Executive Officer